SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 4)


                         FOG CUTTER CAPITAL GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   971892104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Andrew A. Wiederhorn                         Lawrence A. Mendelsohn
c/o Fog Cutter Capital Group Inc.                   c/o Mark Mihanovic, Esq.
      1410 SW Jefferson St.                         McDermott, Will & Emery
      Portland, Oregon 97201                  2029 Century Park East, 34th Floor
          (503) 721-6500                          Los Angeles, CA 90067-3208
                                                        (310) 277-4110
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 7, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 21 Pages)

CUSIP No. 971892104                    13D/A                  Page 2 of 21 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                              Andrew A. Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                       USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0 (See Responses to Items 4 and 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,682,511 (See Responses to Items 4 and 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    524,500 (See Responses to Items 4 and 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,734,766 (See Responses to Items 4 and 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,682,511
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     28.3% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 3 of 21 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                               Tiffany Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                       USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0 (See Responses to Items 4 and 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,682,511 (See Responses to Items 4 and 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    643,755 (See Responses to Items 4 and 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,615,511 (See Responses to Items 4 and 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,682,511
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     28.3% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 4 of 21 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                 Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          951,709
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    951,709
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     951,709
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     10.6% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 5 of 21 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                          WM Starlight Investments, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                 Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          13,826
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    13,826
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.2% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 6 of 21 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                             Lawrence A. Mendelsohn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                       USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    175,000 (See Responses to Items 4 and 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 (See Responses to Items 4 and 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    175,000 (See Responses to Items 4 and 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 (See Responses to Items 4 and 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     175,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     2.0% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 7 of 21 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                                Joyce Mendelsohn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                       USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0 (See Responses to Items 4 and 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 (See Responses to Items 4 and 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0 (See Responses to Items 4 and 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 (See Responses to Items 4 and 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 8 of 21 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                                   MFLP, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0 (See Responses to Items 4 and 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 (See Responses to Items 4 and 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0 (See Responses to Items 4 and 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 (See Responses to Items 4 and 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 9 of 21 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                                AIM Capital, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0 (See Responses to Items 4 and 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 (See Responses to Items 4 and 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0 (See Responses to Items 4 and 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 (See Responses to Items 4 and 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                 Page 10 of 21 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                                RPM Capital, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0 (See Responses to Items 4 and 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 (See Responses to Items 4 and 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0 (See Responses to Items 4 and 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 (See Responses to Items 4 and 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                 Page 11 of 21 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                               S&S Investors, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                   Washington
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0 (See Responses to Items 4 and 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 (See Responses to Items 4 and 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0 (See Responses to Items 4 and 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 (See Responses to Items 4 and 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                 Page 12 of 21 Pages


PRELIMINARY NOTE

     This  Amendment  No. 4  ("Amendment  No.  4") amends  and  supplements  the
Schedule 13D originally filed on October 26, 2001, as amended on November 1, 2001, February 11, 2002, and September 9, 2002 (the "Schedule 13D"), filed on behalf of a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consisting of Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., WM Starlight Investments, LLC, Lawrence A. Mendelsohn, Joyce Mendelsohn, MFLP, L.P., AIM Capital, LLC, RPM Capital, LLC and S&S Investors, LLC (each a "Reporting Person" and collectively, the "Reporting Persons").

     The Reporting Persons may be deemed to be acting together for purposes of acquiring, holding, voting or disposing of shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Fog Cutter Capital Group Inc. a Maryland corporation (the "Issuer"), within the meaning of Section 13(d) of the Exchange Act and Rule 13d-5 promulgated thereunder. Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D. An Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons authorizing that this Amendment No. 4 be filed on behalf of each of them is annexed as Exhibit 1 to this Amendment No. 4.

     The purpose of this Amendment No. 4 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto. As a result of the changes reported in this Amendment No. 4, the Reporting Persons will no longer be reporting as a group.

ITEM 1.  SECURITY OF THE ISSUER

     The responses to Item 3 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     The responses to Item 1 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

     None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by any other Reporting Person.

CUSIP No. 971892104                    13D/A                 Page 13 of 21 Pages


     The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group," and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported below is as follows:

                 NAME                     AMOUNT              SOURCE OF FUNDS
--------------------------------------------------------------------------------

Tiffany Wiederhorn ...............        $58,290             Personal funds

--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The responses to Item 4 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference. The purpose of this Amendment No. 10 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto.

     Also as previously disclosed in the Schedule 13D, on October 16, 2001, Mr. Wiederhorn entered into a Stock Option and Voting Agreement (the "Voting Agreement") by and among Mr. Wiederhorn and Lawrence A. Mendelsohn ("Mr. Mendelsohn"), Joyce Mendelsohn, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC (the "Voting Agreement Stockholders") and Lawrence A. Mendelsohn, as Agent for the Voting Agreement Stockholders. The Voting Agreement granted Mr. Wiederhorn the right to vote or direct the vote of all of the shares held by each such Voting Agreement Stockholders, numbering 1,044,760 in the aggregate. In exchange for the voting rights over the Common Stock held by the Voting Agreement Stockholders, Mr. Wiederhorn initially granted each Voting Agreement Stockholder a Put Option (as defined in the Voting Agreement) whereupon each Voting Agreement Stockholder was granted the right to require Mr. Wiederhorn to purchase such Voting Agreement Stockholder's shares in a specified time period at a price determined from the book value of the Issuer at the month end prior to the time of exercise of the Put Option.

     As previously reported Amendment No. 3, Mr. Wiederhorn, Tiffany Wiederhorn, Mr. Mendelsohn (as Agent on behalf of himself and the other Voting Agreement Stockholders), and the Issuer entered into a Waiver, Release, Delegation and Amendment to the Voting Agreement (the "Amendment"), effective July 31, 2002, in which, among other things, the Issuer accepted the assignment by Mr. Wiederhorn of the obligations of Mr. Wiederhorn under the Put Option in Voting Agreement. Pursuant to the Amendment, the Voting Agreement Stockholders had a Put Option to require the Issuer to purchase the Voting Agreement Stockholders' shares in a

CUSIP No. 971892104                    13D/A                 Page 14 of 21 Pages


specified time period at a price determined from the book value of the Issuer at the month end prior to the time of exercise of the Put Option.

     Item 4 is hereby amended to report the following information:

     On February 3, 2003, Tiffany Wiederhorn purchased 14,500 shares of Common Stock from Robert G. Rosen for a purchase price of $4.02 per share. Mr. Rosen is Executive Vice President of the Issuer and a member of the Issuer's board of directors. Tiffany Wiederhorn acquired the shares for investment with personal funds.

     On December 24, 2002, the Voting Agreement Stockholders exercised the Put Option to require the Issuer to purchase all of the shares subject to the Voting Agreement. On February 7, 2003, the Issuer acquired such 1,044,760 shares of Common Stock from the Voting Agreement Stockholders pursuant to the terms of the Voting Agreement. As a result of these transactions, the Reporting Persons ceased to have any beneficial ownership of such shares and will no longer be deemed to be acting as a group.

     Other than as described above, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

     Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.

CUSIP No. 971892104                    13D/A                 Page 15 of 21 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

--------------------------------------------------------------------------------
                                                                  PERCENTAGE OF
                                          NUMBER OF SHARES        COMMON STOCK
                                         BENEFICIALLY OWNED       OUTSTANDING(1)
--------------------------------------------------------------------------------
Andrew Wiederhorn ..................         2,682,511(2)             31.7%

Tiffany Wiederhorn .................         2,682,511(3)             31.7%

TTMM, L.P. .........................           951,709                10.6%

WM Starlight Investments, LLC ......            13,826                 0.2%

Lawrence A. Mendelsohn .............           175,000(4)              2.0%

Joyce Mendelsohn ...................              0(5)                 0%

MFLP, L.P. .........................              0                    0%

AIM Capital, LLC ...................              0                    0%

RPM Capital, LLC ...................              0                    0%

S&S Investors, LLC .................              0                    0%
--------------------------------------------------------------------------------


(1) Computed on the basis of 8,472,700 shares of Common Stock outstanding as of February 7, 2003, as reported by the Issuer in its Current Report on Form 8-K dated February 7, 2003 and filed with the Securities and Exchange Commission on February 10, 2003.

(2) Includes 1,609,290 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Also includes 472,500 shares of Common Stock issuable upon the exercise of outstanding options. Also includes the 423,245 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No. 2). Andrew Wiederhorn shares voting power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Excludes 112,500 shares of Common Stock which are allocated to Mr. Wiederhorn in the Fog Cutter Long Term Vesting Trust (the "Trust") and deliverable to Mr. Wiederhorn upon vesting on September 30, 2007. Excludes the remaining 512,500 shares of Common Stock held in the Trust which have been allocated to other employees or directors of the Issuer or have not been allocated. Although Mr. Wiederhorn acts as a Trustee for the Trust, he does not have any beneficial ownership or voting rights with respect to the 625,000 shares of Common Stock in the Trust. Also includes 125,476 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Andrew Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Of the 2,682,511 shares, Andrew Wiederhorn (i) shared power to vote or to direct the vote of 2,682,511 shares, but did not have any sole power to vote or direct the vote of any of the shares, (ii) had sole power to dispose or to direct the disposition of 524,500 of these shares, and (iii) shared power to dispose or to direct the disposition of 1,734,766 shares.

(3) Includes 1,490,035 shares of Common Stock owned by other Reporting Persons, including 472,500 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 423,245 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement. Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Also includes 125,476 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give

CUSIP No. 971892104                    13D/A                 Page 16 of 21 Pages


     Tiffany Wiederhorn any dispositive or voting power over such shares, Tiffany Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Of these shares, Tiffany Wiederhorn (i) had sole power to vote or to direct the vote of no shares, (ii) shared power to vote or to direct the vote of 2,682,511 shares, (iii) had sole power to dispose or to direct the disposition of 643,755 of these shares, and (iv) shared power to dispose or to direct the disposition of 1,615,511 shares.

(4) Consists of 175,000 shares of Common Stock issuable upon exercise of outstanding options. Mr. Mendelsohn has sole power to direct the voting and disposition of the 175,000 shares of Common Stock issuable upon the exercise of outstanding options.

(5) Joyce Mendelsohn disclaims beneficial ownership of the 175,000 shares of Common Stock held for the account of Mr. Mendelsohn.


     On February 3, 2003, 2002, the minor children of Andrew and Tiffany Wiederhorn purchased from Robert G. Rosen a total of 30,000 shares of Common Stock at a purchase price of $4.02 per share. Mr. Rosen is Executive Vice President of the Issuer and a member of the Issuer's board of directors. Andrew or Tiffany Wiederhorn may be deemed to have effected such transactions; however, Andrew and Tiffany Wiederhorn disclaim beneficial ownership of such shares.

     As previously disclosed above in Item 4, the Voting Agreement Stockholders exercised the Put Option on December 24, 2002 and sold an aggregate of 1,044,760 shares of Common Stock to the Issuer on February 7, 2003 at a price per share of $4.02 pursuant to the terms of the Voting Agreement in a private sale. The number of shares of Common Stock sold by each Voting Agreement Stockholder to the Issuer are set forth below. As a result of this transaction, the Reporting Persons ceased to have any beneficial ownership of such shares and will no longer be deemed to be acting as a group as the beneficial owners of more than 5% of the Common Stock of the Issuer as of February 7, 2003.

--------------------------------------------------------------------------------
NAME                                       NUMBER OF SHARES OF COMMON STOCK SOLD
--------------------------------------------------------------------------------
Lawrence A. Mendelsohn ...............                     25,000

Joyce Mendelsohn .....................                    436,658

MFLP, L.P. ...........................                     80,000

RPM Capital, LLC .....................                    252,301

AIM Capital, LLC .....................                    150,801

S&S Investors, LLC ...................                    100,000
--------------------------------------------------------------------------------

CUSIP No. 971892104                    13D/A                 Page 17 of 21 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

     The description of the agreements in Item 4 above are incorporated herein by reference.

     Other  than  the  agreements  described  in Item  4,  there  are no  recent
contracts,  arrangements,   understandings  or  relationships  with  respect  to
securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT
NO.        DESCRIPTION

1. Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons.

CUSIP No. 971892104                    13D/A                 Page 18 of 21 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

February 24, 2003                           /S/ ANDREW WIEDERHORN
                                           -----------------------------------
                                           Andrew Wiederhorn


February 24, 2003                           /S/ TIFFANY WIEDERHORN
                                           -----------------------------------
                                           Tiffany Wiederhorn


February 24, 2003                          TTMM, L.P.

                                           By: IVY CAPITAL PARTNERS,
                                               L.P., its general partner

                                           By: WIEDERHORN FAMILY LIMITED
                                               PARTNERSHIP, its general partner

                                           By: /S/ TIFFANY WIEDERHORN
                                               -------------------------------
                                               Tiffany Wiederhorn, its general
                                               partner

February 24, 2003                          WM STARLIGHT INVESTMENTS, LLC

                                           By: /S/ TIFFANY WIEDERHORN
                                               -------------------------------
                                               Tiffany Wiederhorn, its
                                               Managing member

CUSIP No. 971892104                    13D/A                 Page 19 of 21 Pages


February 21, 2003                          /S/ LAWRENCE A. MENDELSOHN
                                           -----------------------------------
                                           Lawrence A. Mendelsohn


February 21, 2003                            *
                                           -----------------------------------
                                           Joyce Mendelsohn


February 21, 2003                          MFLP, L.P.

                                           By:  /S/ LAWRENCE A. MENDELSOHN
                                               -------------------------------
                                               Lawrence A. Mendelsohn, its
                                               General Partner


February 21, 2003                          AIM CAPITAL, LLC

                                           By:      *
                                               -------------------------------
                                               Joyce Mendelsohn, its
                                               Managing Member


February 21, 2003                          RPM CAPITAL, LLC

                                           By:      *
                                               -------------------------------
                                               Joyce Mendelsohn, its
                                               Managing Member


February 21, 2003                          S&S INVESTORS, LLC

                                           By:      *
                                               -------------------------------
                                               Eric Shuhandler, its
                                               Managing Member



                                           *By:  /S/ LAWRENCE A. MENDELSOHN
                                                ------------------------------
                                               Lawrence A. Mendelsohn, as
                                               Attorney-In-Fact

CUSIP No. 971892104                    13D/A                 Page 20 of 21 Pages

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC 1410 SW Jefferson St.
Portland, OR 97201

Lawrence A. Mendelsohn
c/o Mark Mihanovic, Esq.
McDermott, Will & Emery
2049 Century Park East, 34th Floor
Los Angeles, CA 90067-3208

Joyce Mendelsohn
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

S&S Investors, LLC
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

MFLP, L.P.
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

CUSIP No. 971892104                    13D/A                 Page 21 of 21 Pages


RPM Capital, LLC
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

AIM Capital, LLC
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

                                                                       EXHIBIT 1


                                  SCHEDULE 13D

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Fog Cutter Capital Group Inc., a Maryland corporation, and further agrees that this Agreement to File a Joint Statement on Schedule 13D be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Agreement to File a Joint Statement on Schedule 13D this 1st day of November 2001.


November 1, 2001                           /S/ ANDREW WIEDERHORN
                                           -----------------------------------
                                           Andrew Wiederhorn


November 1, 2001                           /S/ TIFFANY WIEDERHORN
                                           -----------------------------------
                                           Tiffany Wiederhorn


November 1, 2001                           TTMM, L.P.

                                           By: IVY CAPITAL PARTNERS,
                                               L.P., its general partner

                                           By: WIEDERHORN FAMILY LIMITED
                                               PARTNERSHIP, its general partner

                                           By: /S/ TIFFANY WIEDERHORN
                                               -------------------------------
                                               Tiffany Wiederhorn, its general
                                               partner

November 1, 2001                           WM STARLIGHT INVESTMENTS, LLC

                                           By: /S/ TIFFANY WIEDERHORN
                                               -------------------------------
                                               Tiffany Wiederhorn, its
                                               Managing member

November 1, 2001                           /S/ LAWRENCE A. MENDELSOHN
                                           -----------------------------------
                                           Lawrence A. Mendelsohn


November 1, 2001                             *
                                           -----------------------------------
                                           Joyce Mendelsohn


November 1, 2001                           MFLP, L.P.

                                           By: /S/ LAWRENCE A. MENDELSOHN
                                               -------------------------------
                                               Lawrence A. Mendelsohn, its
                                               General Partner


November 1, 2001                           AIM CAPITAL, LLC

                                           By:      *
                                               -------------------------------
                                               Joyce Mendelsohn, its
                                               Managing Member


November 1, 2001                           RPM CAPITAL, LLC

                                           By:      *
                                               -------------------------------
                                               Joyce Mendelsohn, its
                                               Managing Member


November 1, 2001                           S&S INVESTORS, LLC

                                           By:      *
                                               -------------------------------
                                               Eric Shuhandler, its
                                               Managing Member



                                           *By:   /S/ LAWRENCE A. MENDELSOHN
                                                ------------------------------
                                               Lawrence A. Mendelsohn, as
                                               Attorney-In-Fact


                                       2